Exhibit 99.1

ZK International and its Subsidiary, XSigma Corporation, Strategically Apply Track-n-Trace Solutions to Improve Operational Efficiencies

WENZHOU, China, May 18, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”) and its subsidiary, XSigma Corporation (www.xsigma.io), today announced the application of innovative, patent pending Track-n-Trace (“TNT”) solutions to improve operational efficiencies, lower costs and continue to stay at the forefront of developing new technology.

This TNT solution will be incorporated into ZK International’s manufacturing process and supply chain system, significantly improving the ability to follow all items from their source, track them with accountability, and create a digital identity, which cannot be manipulated. Using QR Codes with a proprietary encrypted reader, TNT will be able to track raw materials at the source, where the SKU and quantity are identified with an initial scan of the QR code. Subsequently, various tracking points are established throughout the entire supply chain straight through to its final stop, the customer. The Company tracks the product using a QR code that can only be identified by the Company’s encrypted reader, so a chain of custody is established, and the transfer of the product will be registered on the Blockchain. This same process can then be established and adopted by many different manufacturers across many different market segments.

This revolutionary new TNT technology will change the manufacturing process and supply chain system at ZK International remarkably. The Company will use this technology in the field by combining TNT technology with IoT devices.  Every ZK International device, whether it is a part of the manufacturing process or is in the field, is registered on a linked and secured ledger or blockchain to create a digital record, which cannot be altered. It ensures the safety, transparency and origin of all items located on that ledger.

David Christensen commented, “Track-n-Trace is one critically important component of the technology we are immediately in the process of implementing into our operations. Doing so is unique in our industry and presents a strong competitive advantage. Not only will we improve efficiencies and lower costs, we will continue to maintain strong relationships with current customers as well as develop new relationships globally. The next phase of our roll-out will be to synch with IoT devices and register these processes onto the blockchain.”

Track -N-Trace patent pending solutions are powered by TNT Blockchain Incorporated (www.tntblockchains.com).

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About XSigma Corporation

XSigma Corporation, is a wholly-owned subsidiary of ZK International Group Co., Ltd. Together with ZK International, it has signed an exclusive worldwide distribution agreement with TNT Blockchain, Inc. to implement its patent pending software and blockchain technologies into its manufacturing process and supply chain management system. These technologies include, Track-n-Trace (“TNT”), which is designed to improve the traceability and inventory systems of small to medium sized manufacturing companies to track raw materials and finished goods at the source, supplier, or factory, through the entire supply chain to the end user. Combine the TNT with the Internet of Things (“IoT”) devices, every device within the manufacturing process is registered on the Blockchain to create a digital identity, which cannot be manipulated. Finally, the Blockchain technology would provide transparency and security, as permissions and identity the technology would require will ensure the appropriate visibility of transactions. For further information about XSigma, please visit its website at www.xsigma.io.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications

Valter Pinto, Managing Director

PH: +1 (212) 896-1242

ZKInternational@KCSA.com